Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Three Months Ended March 31,	Twelve Months Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations attributable to common shareholders	$15,766	$406,074	$387,380	$328,110	$324,688	$236,839
Income taxes	6,405	230,591	237,317	183,604	160,869	138,551
Fixed charges	54,851	206,089	219,437	246,462	248,664	241,807
Total earnings	$77,022	$842,754	$844,134	$758,176	$734,221	$617,197

Fixed Charges:
Interest expense	$52,969	$201,888	$214,616	$241,995	$244,174	$237,766
Estimated interest portion of annual rents	1,882	4,201	4,821	4,467	4,490	4,041
Total fixed charges	$54,851	$206,089	$219,437	$246,462	$248,664	$241,807

Ratio of Earnings to Fixed Charges (rounded down)	1.40	4.08	3.84	3.07	2.95	2.55